Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of
The Travelers 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-157092, 333-128026 and 333-114135) on Form S-8 of The Travelers Companies, Inc., of our report dated June 19, 2014, with respect to the statements of net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013 which report appears in the December 31, 2013 annual report for Form 11-K of The Travelers 401(k) Savings Plan.

/s/	KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 19, 2014